CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS

OF

CLASS A COMMON STOCK

AND

SERIES A CONVERTIBLE PREFERRED STOCK

OF

MYSONGBIRD INC.

mySongbird Inc. (the "Corporation"), a corporation organized and existing under the laws of the State of Wyoming and by virtue of Section 17-16-1003 of the Wyoming Business Corporation Act (the "WBCA"), DOES HEREBY CERTIFY that:

The Articles of Incorporation ("Articles of Incorporation") of the Corporation provide that the Corporation is authorized to issue an unlimited number of shares of Common Stock, par value $0.0000, and no shares of Preferred Stock. The Corporation hereby certifies that the Board of Directors of the Corporation, at a meeting held on February 8, 2021, and the shareholders of the Corporation, pursuant to Section 17-16-1003 of the WBCA, at meeting of the shareholders, duly noticed and held on February 8, 2021 at which a quorum was present, adopted a resolution providing for the designations, rights, powers and preferences and the qualifications, limitations and restrictions of the Company's Class A Common Stock and Series A Convertible Preferred Stock, and that a copy of such resolution is as follows:

RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation, the provisions of its Articles of Incorporation, and in accordance with Section 17-16-1003 of the WBCA requiring shareholder approval, the Board of Directors hereby establishes (i) a new class of Common Stock to be designated as "Class A Common Stock" which will have powers, preferences, rights, qualifications, limitations and restrictions as set forth below and (ii) a series of preferred stock of the Corporation with par value of $.0000 per share, to be designated as "Series A Convertible Preferred Stock" and which will consist of 100,000,000 shares and will have powers, preferences, rights, qualifications, limitations and restrictions thereof, as follows:

1. <u>Common Shares</u>. A statement of the designations of each class of Common Stock and the powers, preferences and rights and qualifications, limitations or restrictions thereof is as follows:

    (a) <u>Voting Rights</u>.

(i) Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock and Common Stock (collectively referred to herein as "Common Shares") shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

(ii) Each holder of shares of Common Stock shall be entitled to one (1) vote for each share of Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(iii) Each holder of shares of Class A Common Stock shall be entitled to ten (10) votes for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

(b) <u>Dividends</u>. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the holders of Common Stock and the holders of Class A Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Shares out of assets or funds of the Corporation legally available therefor; provided, however, that in the event that such dividend is paid in the form of Common Shares or rights to acquire Common Shares, the holders of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, and the holders of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock, as the case may be.

(c) <u>Liquidation</u>. Subject to the preferences applicable to any series of Preferred Stock, if any outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock and the holders of Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Shares.

(d) <u>Subdivision or Combinations</u>. If the Corporation in any manner subdivides or combines the outstanding shares of one class of Common Shares, the outstanding shares of the other class of Common Shares will be subdivided or combined in the same manner.

(e) <u>Equal Status</u>. Except as expressly provided in this Article V, Common Stock and Class A Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

2.   <u>Preferred Shares</u>. A statement of the designations of the Series A Convertible Preferred Stock, and the powers, preferences and rights and qualifications, limitations or restrictions thereof is as follows:

(a) <u>Designation and Number of Shares</u>. Shares of the series shall be designated and known as the "Series A Convertible Preferred Stock" of the Corporation. The Series A Convertible Preferred Stock shall consist of 100,000,000 shares.

(b) <u>Liquidation Preference</u>. In the event of any liquidation, dissolution or winding up of this Corporation, either voluntary or involuntary, each holder of Series A Convertible Preferred Stock may at its sole option elect to receive, prior and in preference to any distribution of any of the assets of this Corporation to the holders of Common Shares by reason of their ownership thereof, an amount per share equal to $0.009 for the outstanding share of Series A Convertible Preferred Stock. Upon the completion of this distribution and any other distribution that may be required with respect to series of preferred stock of this Corporation that may from time to time come into existence, if assets remain in this Corporation, the holders of the Common Shares of this Corporation shall receive all of the remaining assets of this Corporation. For purposes of this Section 2(b), a liquidation, dissolution or winding up of this Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions including, without limitation, any reorganization, merger or consolidation but, excluding any merger effected exclusively for the purpose of changing the domicile of the Corporation or any transaction in which the Corporation is the surviving entity or (ii) a sale of all or substantially all of the assets of the Corporation unless the Corporation's shareholders of record as constituted immediately prior to such transaction will, immediately after such transaction (by virtue of securities issued as consideration in the transaction) hold at least 50% of the voting power of the surviving or acquiring entity. Whenever a distribution provided for in this Section 2(b) shall be payable in securities or property other than cash, the value of such distribution shall be the fair market value of such securities or other property as determined and agreed to by the Board of Directors of this Corporation.

(c) <u>Redemption</u>. The Series A Convertible Preferred Stock is not redeemable without the prior written consent of the holder of each such share of the Series A Convertible Preferred Stock.

(d) <u>Conversion and Conversion Rate</u>. Shares of Series A Convertible Preferred Stock shall convert into shares of Common Stock (a "Conversion") as follows:

      (i)   Each share of Series A Convertible Preferred Stock shall be convertible into such number of shares of Common Stock in accordance with the Conversion Rate at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation;

      (ii)   Each share of Series A Convertible Preferred Stock shall automatically, without any further action, convert such number of shares of Common Stock in accordance with the Conversion Rate, upon an Institutional Financing. "Institutional Financing" as used herein shall mean an agreement entered into between the Corporation and one or more investment funds or other financial institutions, the terms and conditions of which are customary and usual, committing such funds or financial institutions to provide at least Ten Million Dollars ($10,000,000) in equity and/or debt financing to the Corporation to be used in connection with carrying out the business plan of the Corporation.

(iii)   Each share of Series A Convertible Preferred Stock shall automatically, without any further action, convert into such number of shares of Common Stock in accordance with the Conversion Rate upon a Change in Control. "Change in Control" as used herein means (i) the closing of any merger, combination, consolidation or similar business transaction involving the Corporation in which the holders of the voting securities of the Corporation immediately prior to such closing are not the holders of a majority of the voting securities of the surviving entity in such transaction, (ii) the closing of any sale by the Corporation of all or substantially all of its assets to an acquiring person in which the holders of the Corporation's voting securities immediately prior to such closing are not the holders of a majority of the voting securities of the acquiring person, or (iii) the closing of any sale by the members of the Corporation or by the Corporation itself of a number of voting securities that equals or exceeds a majority of the voting securities outstanding immediately following such closing to someone other than a current members or groups of members of the Corporation.

(iv)   Each share of Series A Convertible Preferred Stock shall automatically, without any further action, convert into such number of shares of Common Stock in accordance with the Conversion Rate upon a "Qualified Public Offering." A Qualified Public Offering as used herein means the closing of the sale of shares of the Common Stock of the Corporation at a price to the public of at least $0.10 per share (subject to appropriate adjustment for stock splits, stock dividends, combinations and other similar recapitalizations affecting such shares) in (A) a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (B) in a Regulation A+ offering conducted by the Corporation resulting in at least $5,000,000 of gross proceeds to the Corporation.

(v)   All holders of record of shares of Series A Convertible Preferred Stock shall be given written notice of any automatic conversion provided in Section 2(ii)-(iv). Such notice need not be given in advance of the occurrence of the effective date of such conversion. Such notice shall be sent by first class or registered mail, postage prepaid, to each record holder of Series A Convertible Preferred Stock at such holder's address last shown on the records of the transfer agent for the Series A Convertible Preferred Stock (or the records of the Corporation, if it serves as its own transfer agent). Upon receipt of such notice, each holder of shares of Series A Convertible Preferred Stock shall surrender his or its certificate or certificates for all such shares to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common

Stock to which such holder is entitled pursuant to this Section 2. On the effective date of the Conversion, all outstanding shares of the Series A Convertible Preferred Stock shall be deemed to have been converted into shares of Common Stock, which shall be deemed to be outstanding of record, and all rights with respect to the Series A Convertible Preferred Stock so converted, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock) will terminate. If so required by the Corporation, certificates surrendered for Conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his or its attorney duly authorized in writing. As soon as practicable after the effective date of the Conversion and the surrender of the certificate or certificates for Series A Convertible Preferred Stock, the Corporation shall cause to be issued and delivered to such holder, or on his or its written order, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and cash as provided in this Section 2 in respect of any fraction of a share of Common Stock otherwise issuable upon such conversion.

(vi)   All certificates evidencing shares of Series A Convertible Preferred Stock which are required to be surrendered for conversion in accordance with the provisions hereof shall, from and after the effective date of the Conversion, be deemed to have been retired and cancelled and the shares of Series A Convertible Preferred Stock represented thereby converted into Common Stock for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates on or prior to such date.

(vii)   "Conversion Rate" as used in this Section 2 equals one (1) share of Common Stock for each share of Series A Convertible Preferred Stock, for such rate may be adjusted pursuant to paragraph 2(e) below.

(e) Adjustments to Conversion Rate and Certain Other Adjustments. Notwithstanding anything to the contrary set forth herein, the Conversion Rate for the number of shares of Common Stock into which Series A Convertible Preferred Stock shall be converted shall be subject to adjustment from time to time as set forth herein, notice of which shall be promptly provided to Series A Convertible Preferred Stock holders:

(i) Stock Dividends, Recapitalization, Reclassification, Split-Ups. If, prior to or on the date of a Conversion, the number of outstanding shares of Common Shares is increased by a stock dividend payable in shares of Common Shares or any right to acquire Common Shares or by a split-up, recapitalization or reclassification of shares of Common Shares or other similar event, then, on the effective date thereof, the Conversion Rate will be adjusted so that the number of shares of Common Stock issuable on such conversion of Series A Convertible Preferred Stock shall be increased in proportion to such increase in outstanding shares of Common Shares.

(ii) <u>Aggregation of Shares</u>. If prior to or on the date of a Conversion, the number of outstanding shares of Common Shares is decreased by a consolidation, combination or reclassification of shares of Common Shares or other similar event, then, upon the effective date thereof, the number of shares of Common Stock issuable on Conversion of Series A Convertible Preferred Stock shall be decreased in proportion to such decrease in outstanding shares of Common Shares.

(iii) <u>Mergers or Consolidations</u>. If at any time or from time to time prior to the date of a Conversion there is a merger, consolidation or similar capital reorganization of the Common Shares (other than a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for in Section 2(d)(iii) above as a part of such capital reorganization, provision shall be made so that the holders of Series A Convertible Preferred Stock shall thereafter be entitled to receive upon Conversion of Series A Convertible Preferred Stock the number of shares of stock or other securities or property of the Corporation to which a holder of the number of shares of Common Shares deliverable upon conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, the resulting or surviving corporation (if not the Corporation) shall expressly assume the obligations to deliver, upon the exercise of the conversion privilege, such securities or property as the holders of Series A Convertible Preferred Stock remaining outstanding, or other convertible preferred stock received by such holders in place thereof, shall be entitled to receive pursuant to the provisions hereof, and to make provisions for the protection of the conversion right as provided above. If this Section 2(e)(iii) applies, Sections 2(d)(iii) shall not apply, and vice-versa.

(iv) <u>Successive Changes</u>. The provisions of this Section 2(e) shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers.

(f) <u>Voting Rights</u>. The holders of shares of Series A Convertible Preferred Stock shall be entitled to the following voting rights:

    (i)   Those voting rights required by applicable law;

    (ii)   The right to vote together with the holders of the Common Shares and Series A Convertible Preferred Stock, as a single class, upon all matters submitted to holders of Common Shares for a vote, with each share of Series A Convertible Preferred Stock carrying a number of votes equal to the number of shares of Common Shares that would be issuable upon Conversion based on the then applicable Conversion Rate, except in cases where a separate or additional vote or consent of the holders of any class or series of capital stock or other equity securities of the Corporation shall be required by these Articles of Incorporation or applicable law, in which case the requirement for any such separate or additional vote or consent shall apply in addition to the single class vote or consent otherwise required by this paragraph, and each holder of Series A Convertible Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the bylaws of the Corporation; and

(iv)   Whenever holders of Series A Convertible Preferred Stock are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken and signed by the holders of the outstanding capital stock of the Corporation having not less than the minimum number of votes that would be necessary or required to authorize or take such action at a meeting at which all such shares entitled to vote thereon were present and voted. Each share of Series A Convertible Preferred Stock shall entitle the holder thereof to one vote on all matters to be voted on by the holders of Series A Convertible Preferred Stock, as set forth in this Section 2(f).

(g) <u>Status of Converted Stock</u>. In the event the shares of Series A Convertible Preferred Stock shall be converted pursuant to Section 2(d) hereof, the shares shall be cancelled and returned to the status of authorized but unissued shares of Preferred Stock.

(h) <u>Taxes</u>. The Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of the shares of Series A Convertible Preferred Stock.

(i) <u>Dividends</u>. The Series A Convertible Preferred Stock will not be entitled to dividends unless the Corporation pays cash dividends or dividends in other property to holders of outstanding shares of Common Shares, in which event, each outstanding share of the Series A Convertible Preferred Stock will be entitled to receive dividends of cash or property out of any assets legally available therefor, in an amount or value equal to the Conversion Rate multiplied by the amount paid in respect of one Common Share (as adjusted for any stock dividends, combinations, splits or similar recapitalization events) prior and in preference to any declaration or payment of any dividend (payable other than in Common Shares or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional Common Shares) on the Common Shares. Any dividend payable to the Series A Convertible Preferred Stock will have the same record and payment date and terms as the dividend is payable on the Common Shares.

(j) <u>No Fractional Shares and Certificate as to Adjustments</u>. No fractional shares shall be issued upon the Conversion of any share or shares of Series A Convertible Preferred Stock and the number of shares of Common Stock to be issued shall be rounded to the nearest whole share. The number of shares issuable upon Conversion shall be determined on the basis of the total number of shares that a Series A Convertible Preferred Stock Holder holds at the time of Conversion into Common Stock and the number of shares of Common Stock issuable upon such aggregate Conversion.

(k) <u>Replacement</u>. Upon receipt by the Corporation of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any certificate evidencing one or more shares of Series A Convertible Preferred Stock, and in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Corporation in customary form and, in the case of mutilation, upon surrender and cancellation of such certificate, the Corporation at its expense will execute and deliver in lieu of such certificate, a new certificate of like kind, representing the number of shares of Series A Convertible Preferred Stock which shall have been represented by such lost, stolen, destroyed, or mutilated certificate.

(l) No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Designations and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion rights of the holders of Series A Convertible Preferred Stock against impairment.

(m) Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or any other right, the Corporation shall mail to each holder of Series A Convertible Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(n) Notices. Any notice required by the provisions of this Certificate of Designations to be given to the holders of shares of Series A Convertible Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

(o) Reservation of Shares. To the fullest extent possible, the Corporation shall at all times reserve and keep available out of any stock held as treasury stock or out of its authorized but unissued Common Stock, or both, solely for the purpose of effecting the conversion of the shares of Series A Convertible Preferred Stock, the full number of shares of Common Stock then issuable upon the Conversion of all outstanding shares of Series A Convertible Preferred Stock.

(p) Amendment. Section 2 of this Certificate of Designations constitutes an agreement between the Corporation and the holders of Series A Convertible Preferred Stock. For as long as any shares of Series A Convertible Preferred Stock are outstanding, the terms hereof relating to the powers, rights, preferences of the Series A Convertible Preferred Stock in Section 2 hereof (and, for clarity sake, not in Section 1 hereof) may be amended, modified, repealed or waived only by the affirmative vote or written consent of holders of a majority of the then outstanding shares of Series A Convertible Preferred Stock, voting together as a class and series.

RESOLVED, FURTHER, that the officers of this Corporation be, and each of them hereby is, authorized and empowered on behalf of the Corporation to execute, verify and file this Certificate of Designations to the Articles of Amendment in accordance with Wyoming law.

IN WITNESS WHEREOF, the undersigned has executed and subscribed this Certificate and does affirm the foregoing as true this 8th day of February, 2021.

mySongbird Inc.

/s/ Michael Mountford
Name: Michael Mountford
Title: Chief Executive Officer